UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

  FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

CIK # 1175596

As at August 18, 2010

AMARC RESOURCES LTD.
800 West Pender Street, Suite 1020
Vancouver, British Columbia
Canada V6C 2V6
(address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F...X.... Form 40-F.........

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ..... No .....

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

Signatures
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

By: /s/ Ronald W. Thiessen
President & CEO

Date: August 18, 2010

Print the name and title of the signing officer under his signature

800 West Pender Street, Suite 1020 Vancouver, British Columbia Canada V6C 2V6 Tel: 604-684-6365 Fax: 604-629-1216 Tollfree 1-800-667-2114 www.amarcresources.com

      AMARC PROVIDES UPDATE ON PROGRAMS EXPLORING FOR MAJOR NEW GOLD-COPPER
DEPOSITS WITHIN THE PLATEAU GOLD-COPPER BELT, BRITISH COLUMBIA

August 18, 2010 Vancouver, BC - Amarc Resources Ltd. ("Amarc", or the "Company") (TSX Venture: AHR; OTCBB: AXREF) is pleased to provide an update on ongoing exploration activities within its 100% owned Plateau Gold-Copper Belt, located in south-central British Columbia ("BC"). Amarc considers that this 3,300 square kilometre claim package holds significant potential for the discovery of gold-copper porphyry and epithermal gold type deposits.

Field activities within the Plateau Gold-Copper Belt are currently focused on claims extending southward from Amarc's Newton bulk tonnage gold project. Twenty-three priority targets were defined in this area by combining public domain data and interpretations with the results of a 7,000-line kilometre ZTEM survey
(Z-Axis Tipper Electromagnetic system) and a high-sensitivity magnetometer airborne geophysical survey over the Plateau Gold-Copper Belt, the Newton property and other known deposits in the region (see Amarc press release January 19, 2010).

Field assessment of the 23 priority targets commenced upon receipt of work permits earlier this summer. Amarc has a 22-person team, including employees from local communities, in the field operating in four crews. To date, over 10,000 grid soil geochemical samples have been taken and 55 line kilometres of Induced Polarization (IP) ground geophysical surveys along with extensive prospecting have been completed. These programs are ongoing.

"Initial results from our comprehensive district-scale exploration program in the southern sector of the Plateau Gold-Copper Belt have defined to date two outstanding copper-molybdenum multi-element soil geochemical anomalies, each exceeding 1,500 metres in length and ranging up to 1,000 metres in width. Both these targets remain open for extension and will be further assessed by ground geophysical surveys," confirmed Amarc's Chairman Robert A. Dickinson. " We are very encouraged by these early results. Once surface target delineation is complete, it is our intention to drill the highest priority targets later this year".

Soil geochemical and IP ground geophysical surveys are also continuing on the Newton property within a 20 square kilometre area to define and delineate a recently identified and extensive bulk-tonnage gold target. This target is centred approximately 450 metres to the south of the discovery drilling completed in late 2009. Best intercepts from that drilling include 189 metres grading 1.56 g/t gold, including 141 metres grading 2.01 g/t gold in hole 9004 and 138 metres grading 0.74 g/t gold, including 63 metres grading 1.17 g/t gold in hole 9014 (for further information and results see Amarc's releases dated July 26, 2010 and January 19, 2010). Once surface target delineation activities have been completed and data synthesized, drilling will commence. Permits for an initial 25-hole diamond drill program have been received.

The Newton property, on which Amarc can earn an 80% interest, and its 100% owned Plateau Gold-Copper Belt properties are located some 100 kilometres southwest of the City of Williams Lake in a region characterized by subdued topography. The district is well served by existing transportation, power infrastructure and skilled personnel, which support a number of operating mines and late-stage development projects.

The southern sector of the Plateau Gold-Copper Belt lies adjacent to the permitting-stage Prosperity copper-gold project, which hosts 831 million tonnes of proven and probable reserves grading 0.41 g/t gold and 0.23 % copper, containing 3.6 billion pounds copper and 7.7 million ounces gold at a C$5.50 NSR/t cut-off (Taseko Mines Limited).

Mark Rebagliati, P.Eng., a Qualified Person as defined under National Instrument 43-101, is supervising the exploration and quality assurance and quality control programs on behalf of Amarc and has reviewed the content of this release.

Amarc Resources Ltd. is a Vancouver-based exploration and development company affiliated with the Hunter Dickinson group, a private company associated with a series of successful mineral exploration and development projects in BC - including Golden Bear, Mt. Milligan and Kemess.

For further details on Amarc Resources Ltd., please visit the Company's website at www.amarcresources.com or contact Investor Services at (604) 684-6365 or within North America at 1-800-667-2114.

ON BEHALF OF THE BOARD
Ronald W. Thiessen
President & CEO

Neither the TSX Venture Exchange nor any other regulatory authority accepts responsibility for the adequacy or accuracy of this release.

Forward Looking and other Cautionary Information
This release includes certain statements that may be deemed "forward-looking statements". All statements in this release, other than statements of historical facts that address exploration drilling, exploitation activities and other related events or developments are forward-looking statements. Although the Company believes the expectations expressed in such forward-looking statements are based on reasonable assumptions, such statements are not guarantees of future performance and actual results or developments may differ materially from those in the forward looking statements.  Factors that could cause actual results to differ materially from those in forward-looking statements  include market prices, exploitation and exploration successes, continuity of mineralization, uncertainties related to the ability to obtain necessary permits, licenses and title and delays due to third party opposition, changes in government policies regarding mining and natural resource  exploration and exploitation, continued availability of capital and financing, and general economic, market or business conditions. Investors are cautioned that any such statements are not guarantees of future performance and actual results or developments may differ materially from those projected in the forward-looking statements. For more information on Amarc Resources Ltd., investors should review the Company's annual Form 20-F filing with the United States Securities and Exchange Commission at www.sec.gov and its home jurisdiction filings that are available at www.sedar.com.